# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Horizons Family Solutions Inc., CIK 0001437578
CUSIP: 109194100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Wells Avenue, Newton, Massachusetts (MA), 02459
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001317587

## Reporting persons
- Abrams Bison Investments, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,728,000; sole dispositive power 0; shared dispositive power 2,728,000; aggregate amount beneficially owned 2,728,000 (5.6% of the class)
- Abrams Bison Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,728,000; sole dispositive power 0; shared dispositive power 2,728,000; aggregate amount beneficially owned 2,728,000 (5.6% of the class)
- Gavin Abrams: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,728,000; sole dispositive power 0; shared dispositive power 2,728,000; aggregate amount beneficially owned 2,728,000 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Bright Horizons Family Solutions Inc.
Address of issuer's principal executive offices: 2 Wells Avenue, Newton, MA 02459

## Item 2. Person Filing
Name of person filing:
Abrams Bison Investments, L.L.C.
Abrams Bison Partners, L.P.
Gavin Abrams
Address of principal business office or, if none, residence:
Abrams Bison Partners, L.P.
3 Bathesda Metro Center, Suite 1250
Bathesda, MD 20814
Citizenship:
Abrams Bison Investments, L.L.C. - Delaware
Abrams Bison Partners, L.P. - Delaware
Gavin Abrams - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Abrams Bison Investments, L.L.C. - 2,728,000
Abrams Bison Partners, L.P. - 2,728,000
Gavin Abrams - 2,728,000
Percent of class:
Abrams Bison Investments, L.L.C. - 5.6%
Abrams Bison Partners, L.P. - 5.6%
Gavin Abrams - 5.6%
Sole power to vote or to direct the vote:
Abrams Bison Investments, L.L.C. - 0
Abrams Bison Partners, L.P. - 0
Gavin Abrams - 0
Shared power to vote or to direct the vote:
Abrams Bison Investments, L.L.C. - 2,728,000
Abrams Bison Partners, L.P. - 2,728,000
Gavin Abrams - 2,728,000
Sole power to dispose or to direct the disposition:
Abrams Bison Investments, L.L.C. - 0
Abrams Bison Partners, L.P. - 0
Gavin Abrams - 0
Shared power to dispose or to direct the disposition:
Abrams Bison Investments, L.L.C. - 2,728,000
Abrams Bison Partners, L.P. - 2,728,000
Gavin Abrams - 2,728,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Abrams Bison Investments, L.L.C.: /s/ Gavin Abrams, By: Gavin Abrams, Managing Member (09/17/2026)
- Abrams Bison Partners, L.P.: /s/ Gavin Abrams, By: Gavin Abrams, Managing Member (09/17/2026)
- Gavin Abrams: /s/ Gavin Abrams, By: Gavin Abrams, Managing Member (09/17/2026)